Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave 19th Floor New York, NY 10022 Tel: 212 257 5070

February 10, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015
Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015
File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company”) in response to the reply of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated January 27, 2016 to the Company’s response dated January 11, 2016 to the comments of the Staff dated December 10, 2015 concerning the Company’s Form 10-K for the year ended December 31, 2014 (File No. 1-35845).

The text of each comment contained in the Staff’s reply is set forth in italics below, followed by the Company’s response.

General

1.	We note your response to prior comment two. Please confirm that you will revise your disclosure in future annual filings to comply with the requirements of Rule 5-04 of Regulation S-X by including Schedule IV as prescribed by Rule 12-29 or by including all of the required information in a financial statement footnote.

RESPONSE: We confirm that disclosures in future annual filings will be revised to comply with the requirements of Rule 5-04 of Regulation S-X by including Schedule IV as prescribed by Rule 12-29, or otherwise by including the required information in a financial statement footnote.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 87

2.	We note your response to prior comment four and continue to be unclear how you determined it is not necessary to include multi-family securitization debt obligations, residential securitized debt obligations and related interest expense within your contractual obligations table; please clarify. Alternatively, please confirm that you will revise your disclosure of contractual obligations to include all debt obligations within your contractual obligations table and related interest within your contractual obligations table or provide textual discussion of the related interest below the table in future filings. Please refer to Item 303 of Regulations S-K.

RESPONSE: With regard to multi-family securitization debt obligations, residential securitized debt obligations and related interest expense, the Company continues to believe that these obligations should be excluded from the contractual obligations table because the debt is not a recourse obligation of the Company, is not cross-collateralized and must be satisfied solely and exclusively from the proceeds of the loan portfolios that represent the assets of each trust. We have examined available public precedent in respect of other entities that consolidate certain securitized trusts, and based on such precedent, would propose to include for clarity a footnote beneath the table as follows: “We exclude multi-family securitized debt obligations, residential securitized debt obligations, and related interest expense from the contractual obligations disclosed in the table above as this debt is non-recourse to us, is not cross-collateralized and must be satisfied exclusively from the proceeds of the respective multi-family mortgage loans or residential mortgage loans and related assets held in the securitization trusts”.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 98

3.	We note from your response to previous comment one that you intend to file an amendment to your Form 10-K for the year ended December 31, 2014. Please tell us what consideration you have given to revising the conclusions indicating your internal control over financial reporting was effective and your disclosure controls and procedures were effective as of December 31, 2014.

RESPONSE: The Company has reviewed its prior conclusions regarding the effectiveness of internal control over financial reporting and determines that its internal control over financial reporting was effective as of December 31, 2014. The Company notes that there were no material errors in, or required changes or restatements of, the underlying financial statements, that omitted information had previously been provided in the Company’s public filings, and no changes to such information are required.

The Company also determines that its disclosure controls and procedures were effective as of December 31, 2014. Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers to allow timely decisions regarding disclosure. The principal reason underlying the intention to file the proposed 10-K/A relates to the inadvertent one-time omission in the 2014 Annual Report on Form 10-K (but not in the 2013 Annual Report) of the statement of operations, stockholders’ equity and cash flows for the period from May 16, 2012 (commencement of operations) to December 31, 2012. This omission was the result of an administrative oversight, which the Company determined may reflect a deficiency, or, at most, a significant deficiency, but does not rise to the level of a material weakness and does not, therefore, reflect ineffective disclosure controls. The Company also believes that the inadvertent omission is mitigated by the lack of comparability of the excluded information to the full years presented, and that due to the lack of comparability, the inadvertent omission does not impair the reader’s ability to assess the financial information included in the 2014 Annual Report. Further, the Company believes that the inadvertent omission did not prevent the timely accumulation and communication of required information to the Company’s management, including its principal executive and principal financial officers. All internal control systems, no matter how well designed, have inherent limitations, and the omission does not require a restatement of the Company’s financial position or results of operations for any of the years presented. Accordingly, the Company believes that its policies and procedures provide at least reasonable assurance that its records accurately and fairly reflect the transactions and dispositions of the Company’s assets, that receipts and expenditures are recorded as necessary, and that prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements remains in place. Furthermore, the Company is in the process of enhancing the design of its disclosure controls and procedures to add additional layers of disclosure checklist review, with appropriate input from its third-party accounting services and legal services providers.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257 5073.

Sincerely,

/s/ David Oston

David Oston

Chief Financial Officer